                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



--------------------------------------------------------------------------------

                             St. John Knits, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)
                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                  790289 10 2
               ------------------------------------------------
                                (CUSIP Number)

       Robert E. Gray                          James P. Kelley
       17422 Derian Avenue                     Vestar Capital Partners III, L.P.
       Irvine, California 92614                1225 17/th/ Street, Suite 1660
       (714) 863-1171                          Denver, Colorado  80202
                                               (303) 292-6300

                                        with copies to

       Paul A. Rowe                            Philip T. Ruegger, III
       Hewitt & McGuire, LLP                   Simpson Thacher & Bartlett
       19900 MacArthur Boulevard,Suite 1050    425 Lexington Avenue
       Irvine, California 92612                New York, New York 10017
       (949) 798-0500                          (212) 455-2000

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 7, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box [].

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  790289 10 2                                     PAGE  3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert E. Gray
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  790289 10 2                                    PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marie Gray
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  790289 10 2                                   PAGE 5  OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kelly A. Gray
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                    PAGE 6 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gray Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  790289 10 2                                   PAGE 7 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kelly Ann Gray Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                     PAGE 8 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vestar Capital Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  790289 10 2                                    PAGE 9 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vestar Associates III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                     PAGE 10 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vestar Associate Corporation III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                    PAGE 11 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vestar/Gray Investors LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           00
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                     PAGE 12 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vestar/SJK Investors LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 790289 10 2                                      PAGE 13 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            St John Knits International, Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            OO, AF (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
------------------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment") amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed on December 17, 1998, as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3") and Amendment No. 4 ("Amendment No. 4"), on behalf of Robert E. Gray, Marie Gray, Kelly A. Gray, the Gray Family Trust, a revocable living trust, and the Kelly Ann Gray Trust (collectively, the "Gray Stockholders"), St. John Knits International, Incorporated, a Delaware corporation ("Parent"), and Vestar/Gray Investors LLC, a Delaware limited liability company ("Vestar/Gray"), Vestar/SJK Investors LLC, a Delaware limited liability company ("Vestar/SJK"), Vestar Capital Partners III, L.P., a Delaware limited partnership ("Vestar"), Vestar Associates III, L.P., a Delaware limited partnership ("Vestar Associates III"), Vestar Associates Corporation III, a Delaware corporation ("Vestar Associates Corporation III" and, together with Vestar/Gray, Vestar/SJK, Vestar and Vestar Associates III, the "Vestar Reporting Persons" and, together with the Gray Stockholders and Parent, the "Reporting Persons"), relating to the common stock, no par value ("Common Stock"), of St. John Knits, Inc., a California corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the fifth paragraph thereof with the following:

Vestar/Gray is a Delaware limited liability company of which Vestar/SJK is the managing member and of which the Gray Stockholders are members. Vestar/Gray was formed to effect the transactions described in Item 4 of this Schedule 13D, as amended, and has not engaged in any activities other than those incident to its formation and to such proposed transactions and holding common stock, par value $.01 per share, of Parent ("Parent Common Stock"). The address and principal business office of Vestar/Gray is 1225 17th Street, Suite 1660, Denver, Colorado 80202.

Vestar/SJK is a Delaware limited liability company of which Vestar is the managing member. Vestar/SJK was formed to effect the proposed transactions described in Item 4 of this Schedule 13D, as amended, and has not engaged in any activities other than those incident to its formation and to such proposed transactions. The address and principal business office of Vestar/SJK is 1225 17th Street, Suite 1660, Denver, Colorado 80202.

Item 3.  Source and Amount of Funds.
         --------------------------

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     The amount and sources of the funds the Vestar Reporting Persons used in connection with the Mergers (as defined in Item 4) and related transactions consisted of approximately (i) $23.9 million in excess cash of St. John; (ii) borrowings consisting of a $75.0 million term loan and a $115.0 million term loan with the institutions and on the terms set forth in the Credit Agreement attached hereto as Exhibit 6; (iii) the issuance of $100 million aggregate principal amount of 122% Senior Subordinated Notes due 2009, on the terms set forth in the Indenture attached hereto as Exhibit 7; (iv) $153.6 million of cash equity contributed by Vestar through Vestar/Gray Investors LLC; (v) the issuance of 250,000 shares of 153% Exchangeable Preferred Stock due 2010 of Parent (the "Preferred Stock") acquired by Vestar/SJK on the terms set forth in the Certificate of Designations attached hereto as Exhibit 8; and (vi) $13.7 million from the rollover of a portion of the Company's currently outstanding public stock. These amounts include funds for certain merger-related expenses that are expected to be paid in the future.

     The amount and sources of the funds the Gray Stockholders used in connection with the mergers came from the contribution of their shares of Common Stock to Vestar/Gray in exchange for cash and membership interests in Vestar/Gray. On July 6, 1999, (i) Kelly Gray contributed 547,904 shares of Common Stock to Vestar/Gray in exchange for $5,709,990 and a 5.87% membership interest in Vestar/Gray, (ii) the Gray Family Trust contributed 603,439 shares of

Common Stock to Vestar/Gray in exchange for $1,400,010 and a 9.14% membership interest in Vestar/Gray, and (iii) the Kelly Trust contributed 54,640 shares of Common Stock to Vestar/Gray in exchange for a 0.90% membership interest in Vestar/Gray. The total value of the shares of Common Stock that the Gray Stockholders contributed to Vestar/Gray is approximately $29.1 million.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following prior to the last paragraph thereof:

     On February 2, 1999, the Company, Parent, a wholly owned subsidiary of the Company, Pearl Acquisition Corp. ("Acquisition"), and SJKAcquisition, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company, whereupon the separate existence of Merger Sub would cease and the Company would continue as the surviving corporation (the "Reorganization Merger") and providing further that Acquisition would thereafter be merged with and into Parent (the "Acquisition Merger"), with Parent as the surviving corporation.

     The Mergers and the transactions contemplated thereby were consummated on July 7, 1999, at which time (a) the Common Stock was exchanged into either the right to receive $30 cash or the right to retain Parent Common Stock, (b) the Company became a wholly owned subsidiary of Parent, with Parent owning all of the issued and outstanding shares of the Common Stock and (c) Vestar/Gray acquired 6,090,205 shares of Parent's common stock, par value $.01 per share, which constitutes approximately 93% of the issued and outstanding common stock of Parent.

     Shortly before the Mergers, all members of the Board of Directors of the Company, other than Bob Gray and Kelly Gray, resigned from the Board, and Bob and Kelly Gray elected as directors Daniel S. O'Connell, James P. Kelley and Sander M. Levy. The composition of the Company's Board of Directors is subject to change from time to time, but affiliates or employees of the Vestar Reporting Persons and the Gray Stockholders are expected to constitute at all times in the foreseeable future a majority of such board.

     Following the Mergers, the Company's articles of incorporation, as in effect immediately prior to the Mergers, was amended so that, among other things, the authorized capital stock of the Company was reduced from 40,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, no par value, to 1,000 shares of common stock, no par value. The bylaws of the Company as in effect at the time of the Mergers were restated following the Mergers.

     Following the Mergers, the New York Stock Exchange ("NYSE") filed an application to delist the Common Stock from the NYSE. The delisting and deregistration of the Common Stock is expected to be effective on July 29, 1999.

     The Reporting Persons intend to review on a continuing basis their investment in the Company.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of paragraphs (a) and (b) thereof:

     Following the Mergers, Parent became the sole holder of all of the issued and outstanding shares of Common Stock of the Company and therefore Parent has power to direct the voting of and the disposition of such shares of Common Stock.

     The managing member of Vestar/Gray is Vestar/SJK and therefore, Vestar/SJK has power to direct the voting of and the disposition of any shares of Common Stock deemed to be beneficially owned by Vestar/Gray. As a result, Vestar/SJK may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Vestar/Gray.

     The managing member of Vestar/SJK is Vestar and therefore, Vestar has power to direct the voting of and the disposition of any shares of Common Stock deemed to be beneficially owned by Vestar/SJK. As a result, Vestar may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Vestar/SJK. Vestar is controlled by its sole general partner, Vestar Associates III, and Vestar Associates III is controlled by its sole general partner, Vestar Associates Corporation III. As a result, Vestar Associates III and Vestar Associates Corporation III may be deemed to beneficially own the shares of Common Stock deemed to be beneficially owned by Vestar.

     As executive officers and directors of Vestar Associates Corporation III, Messrs. O'Connell, Kelley, Alpert, Nagle, Melwani, Rosner, Levy, Dovidio and Schwartz may be deemed to beneficially own any shares of Common Stock beneficially owned by Vestar.

     The Gray Stockholders are members of Vestar/Gray, and therefore, the Gray Stockholders may share the power to direct the voting of and the disposition of any shares of Common Stock deemed to be beneficially owned by Vestar/Gray. As a result, the Gray Stockholders may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Vestar/Gray.

     (c) On July 6, 1999, Kelly Gray contributed 547,904 shares of Common Stock to Vestar/Gray in exchange for $5,709,990 and a 5.87% membership interest in Vestar/Gray. The Gray Family Trust contributed 603,439 shares of Common Stock to Vestar/Gray in exchange for $1,400,010 and a 9.14% membership interest in Vestar/Gray. The Kelly Trust contributed 54,640 shares of Common Stock to Vestar/Gray in exchange for a 0.90% membership interest in Vestar/Gray. Shortly before the Mergers, Kelly Gray received from an exchange fund 14,500 shares of Common Stock, which were converted into the right to receive $30 in cash per share upon the consummation of the Mergers. These 14,500 shares were not contributed to Vestar/Gray. Otherwise, except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

     (d) To the best knowledge of each of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

          6. Credit Agreement, dated July 7, 1999, by and among the Company, the Lenders from time to time party thereto and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit (a)(1) to the Company's Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated July 12, 1999).

          7. Indenture, dated July 7, 1999, by and among the Company, Parent, St. John Trademarks, Inc., St. John Italy, Inc. and St. John Home, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit (a)(2) to the Company's Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated July 12, 1999).

          8. Certificate of Designations for the Preferred Stock (incorporated by reference to Exhibit (a)(3) to the Company's Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated July 12, 1999).

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              /s/ Bob Gray
                              --------------------------------
                              BOB GRAY

                              /s/ Marie Gray
                              --------------------------------
                              MARIE GRAY

                              /s/ Kelly Gray
                              --------------------------------
                              KELLY GRAY



                              GRAY FAMILY TRUST

                              By: /s/ Bob Gray
                                 -----------------------------
                                 Name:  Bob Gray

                              By: /s/ Marie Gray
                                 -----------------------------
                                 Name:  Marie Gray



                              KELLY ANN GRAY TRUST


                              By: /s/ Bob Gray
                                 -----------------------------
                                 Name:  Bob Gray

                              By:  /s/ Marie Gray
                                 -----------------------------
                                 Name:  Marie Gray



                              VESTAR CAPITAL PARTNERS III, L.P.

                              By:  Vestar Associates III, L.P.
                              Its:  General Partner

                              By:  Vestar Associates Corporation III
                              Its:  General Partner


                              By: /s/ James P. Kelley
                                 -----------------------------
                                 Name:  James P. Kelley


                              VESTAR ASSOCIATES III, L.P.

                              By:  Vestar Associates Corporation III
                              Its:  General Partner


                              By: /s/ James P. Kelley
                                 -----------------------------
                                 Name:  James P. Kelley


                              VESTAR ASSOCIATES CORPORATION III


                              By: /s/ James P. Kelley
                                 -----------------------------
                                 Name:  James P. Kelley


July 16, 1999